                                                                  EXHIBIT 11.1

                      HFS INCORPORATED AND SUBSIDIARIES
                 PRO FORMA COMPUTATION OF PER SHARE EARNINGS
                    (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                          FOR THE YEARS ENDED DECEMBER 31
                                                  ----------------------------------------------
                                                            1996                    1995
                                                  ----------------------  ----------------------
                                                                 FULLY                   FULLY
                                                    PRIMARY     DILUTED     PRIMARY     DILUTED
                                                  ----------  ----------  ----------  ----------
Net income ......................................   $201,346    $201,346    $104,144    $104,144
Convertible debt interest and amortization of
 deferred loan costs, net of tax.................      4,500       4,500       4,505       4,505
                                                  ----------  ----------  ----------  ----------
Net income as adjusted...........................   $205,846    $205,846    $108,649    $108,649
                                                  ==========  ==========  ==========  ==========
Weighted average common shares outstanding ......    131,548     131,548     101,480     101,480
Incremental shares for outstanding stock options
 and warrants....................................     10,798      10,935       7,853       9,690
Convertible debt.................................      8,252       8,252       8,266       8,266
                                                  ----------  ----------  ----------  ----------
Weighted average common and common equivalent
 shares outstanding..............................    150,598     150,735     117,599     119,436
                                                  ----------  ----------  ----------  ----------
Net income.......................................   $   1.37    $   1.37    $    .92    $    .91
                                                  ==========  ==========  ==========  ==========

NOTE: The pro forma computation of per share earnings reflects the following transactions and the related dates of completion assuming all transactions occurred on January 1, 1995: the distribution of National Lodging Corp. (November 22, 1994), the acquisitions of the Century 21 franchise system (August 1, 1995), the CENTURY 21 non-owned regions (completed in the second quarter of 1996), the Travelodge franchise system (January 23, 1996) and the ERA franchise system (February 12,
      1996), the acquisition by merger of Central Credit, Inc. (May 11, 1995) and the financing of acquisitions provided by the issuance of $240 million 4 3/4% convertible senior notes (February 22, 1996), the acquisition of the common stock of Coldwell Banker Corporation (May 31, 1996) and the related contribution of Coldwell Banker's owned real estate brokerage offices to a newly created independent trust; the receipt of proceeds from an offering of HFS' common stock to the extent necessary to fund (a) the acquisition of Coldwell Banker and the related repayment of indebtedness and acquisition expenses and (b) the cash consideration portion in the Avis acquisition, the acquisition of Avis, Inc. (October 17, 1996), and the issuance of HFS common stock as partial consideration for Avis and; the acquisition of Resort Condominiums International, Inc. and its affiliates (November 12,
      1996), and the issuance of HFS common stock as partial consideration for RCI.